UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                             THE UNIMARK GROUP, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   904789104
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 19 Pages
                              Exhibit Index: Page 6

                                  SCHEDULE 13D

CUSIP No. 904789104                                           Page 2 of 19 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above Persons (entities only)

                  MEXICO STRATEGIC ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       0

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                       0%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                                              Page 3 of 19 Pages

               This Amendment No. 10 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of The UniMark Group, Inc. (the "Issuer"). This Amendment No. 10 supplementally amends the initial statement on
Schedule 13D, dated July 2, 1998, and all amendments thereto (collectively, the "Initial Statement") filed by Mexico Strategic Advisors LLC (the "Reporting Person"). This Amendment No. 10 is being filed to report that M&M (as defined herein) has disposed of the Shares formerly held for its account as described in
Item 6 hereof and, as a result, the Reporting Person may no longer be deemed the beneficial owner of more than five percent of the outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of the Reporting Person and relates to Shares previously held for the account of M&M Nominee LLC, a Delaware limited liability company ("M&M"). M&M is owned 80% by Mexico Strategic Investment Fund Ltd., a Cayman Islands corporation ("MSIF"), and 20% by Madera LLC, a Delaware limited liability company ("Madera"). The Reporting Person had served as the investment manager of M&M, prior to the disposition of the Shares held for the account of M&M, as more fully described in Item 6 hereof.

Item 5.        Interest in Securities of the Issuer.

               According to information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 21,044,828 Shares outstanding as of March 5, 2004.

               (a) The Reporting Person may no longer be deemed to be the beneficial owner of any Shares.

               (c) Except for the transactions disclosed in Item 6 hereof, there have been no transactions effected with respect to the Shares since May 7, 2004 (60 days prior to the date hereof) by the Reporting Person, Madera, MSIF and/or M&M.

               (e) As of July 6, 2004, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On July 6, 2004, Mexico Strategic Investment Fund Ltd., a Cayman Islands corporation ("MSIF"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") (a copy of which is incorporated by reference hereto as Exhibit J and is incorporated herein by reference in response to this Item 6) with Cardinal Unimark Investors, L.P., a Delaware limited partnership ("Cardinal"). Pursuant to the Stock Purchase Agreement, MSIF, which owns 80% of M&M, sold 10,519,419 Shares, which represented its 80% pro-rata interest in the Shares formerly held for the account of M&M, for a purchase price of $0.40 per Share or $4,207,765. Madera, which owns 20% of M&M, took direct beneficial ownership of the remaining 2,629,855 Shares, representing its proportionate 20% interest in the Shares formerly held for the account of M&M. As a result, M&M no longer holds any Shares for its account. In connection with the foregoing, the Reporting Person's service as investment manager was terminated with regard to the Shares and the Reporting Person no longer may be deemed to be the beneficial owner of any Shares.

                                                              Page 4 of 19 Pages

               The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which is incorporated herein by reference in response to this Item 6.

               Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits

               The Exhibit Index is incorporated herein by reference.

                                                              Page 5 of 19 Pages


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     July 6, 2004                           MEXICO STRATEGIC ADVISORS LLC



                                                 By: /s/ Armando T. Belly
                                                    ---------------------------
                                                    Name:  Armando T. Belly
                                                    Title: Manager

                                                              Page 6 of 19 Pages

                                  EXHIBIT INDEX



Exhibit                                                                 Page No.
-------                                                                 --------
J.            Form of the Stock Purchase  Agreement, dated as of
              July 6, 2004, by Cardinal UniMark Investors,  L.P.
              and Mexico Strategic Investment Fund Ltd...........              7

                                                              Page 7 of 19 Pages

                                    EXHIBIT J

                            STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement ("Agreement") is made as of July 6, 2004, by Cardinal- UniMark Investors, L.P., a Delaware limited partnership ("Buyer") and Mexico Strategic Investment Fund Ltd., a Cayman Islands corporation ("Seller").

                                 R E C I T A L S

     WHEREAS, Seller owns 10,519,419 shares of common stock of The UniMark Group, Inc., a Texas corporation (the "Company") which represents 49.98% of the outstanding capital stock of the Company (the "Shares"); and

     WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Shares for the consideration and on the terms set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the parties hereto agree as follows:

1.       DEFINITIONS

     For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

     1.1 "Affiliate" With respect to any Person, a Person which directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such Person. For purposes of this Agreement, the term "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock or other equity interests, by contract or otherwise.

     1.2 "Buyer" As defined in the first paragraph of this Agreement.

     1.3 "Closing" As defined in Section 2.3.

     1.4 "Closing Date" The date and time as of which the Closing actually takes place.

     1.5 "Closing Documents" As defined in Section 2.4(c).

     1.6 "Company" As defined in the Recitals of this Agreement.

     1.7 "Consent" Any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

     1.8 "Contemplated Transactions"All of the transactions contemplated by this

                                                              Page 8 of 19 Pages

Agreement, including:

          (a) the sale of the Shares by Seller to Buyer;

          (b) the execution,  delivery and performance of the Seller's  Release;
and

          (c) the performance by Buyer and Seller of their respective covenants and obligations under this Agreement; and

     1.9 "Contract" Any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

     1.10 "Director's Resignation Letter" As defined in Section 2.4(a).

     1.11 "Encumbrance" Any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, defect or imperfection of title or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, other than any restrictions or limitations imposed by applicable Legal Requirements.

     1.12 "Governmental Authorization" Any approval, consent, license, permit, waiver or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

     1.13  "Governmental  Body"  Any  regulatory  body,   legislature,   agency,
division, commission, court, tribunal or other body of any federal, state or local government.

     1.14 "Knowledge" An individual will be deemed to have "Knowledge" of a particular fact or other matter if such individual is actually aware of such fact or other matter.

     1.15  "Legal  Requirement"  Any  law,  constitution,   treaty,   ordinance,
regulation or order enacted or adopted by any relevant Governmental Body, each as amended and in effect as of the date hereof.

     1.16 "Order" Any award,  decision,  injunction,  judgment,  order,  ruling,
subpoena  or  verdict   entered,   issued,   made  or  rendered  by  any  court,
administrative agency or other Governmental Body or by any arbitrator.

     1.17 "Organizational Documents" The articles or certificate of incorporation and the bylaws of a corporation, the partnership agreement and any statement of partnership of a general partnership, the limited partnership agreement and the certificate of limited partnership of a limited partnership, the limited liability company agreement and the articles of organization of a limited liability company, any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person and/or any amendment to any of the foregoing.

                                                              Page 9 of 19 Pages

     1.18 "Person" Any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Body.

     1.19 "Proceeding" Any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

     1.20 "Purchase Price" As defined in Section 2.2.

     1.21 "Seller Related Person" With respect to the Seller:

          (a) any Person that formerly held or currently holds an equity interest in the Seller;

          (b) any Person that formerly served or presently serves as a director, officer, partner or employee of the Seller, and their respective equity holders, officers and directors; and

          (c) any current or former Affiliate of the Seller (excluding the Company and its subsidiaries);

          it being understood that any reference to "former" in this definition relates solely to the period commencing on the date that the Seller initially purchased common stock of the Company.

     1.22 "Securities Act" The Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

     1.23 "Securities Exchange Act" The Securities Exchange Act of 1934 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

     1.24 "Seller" As defined in the first paragraph of this Agreement.

     1.25 "Seller's Release" As defined in Section 2.4(a).

                                                             Page 10 of 19 Pages

     1.26 "Shares" As defined in the Recitals of this Agreement.

     1.27 "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not

     1.28 "Threatened" A claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing).

2. SALE AND TRANSFER OF SHARES; CLOSING

     2.1 SALE OF THE SHARES At the Closing, on and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell, assign convey and transfer to the Buyer, all of the Shares free and clear of all Encumbrances in consideration for the Purchase Price (as defined in Section 2.2).

     2.2 PURCHASE PRICE The aggregate purchase price payable by the Buyer for the Shares owned by Seller on the Closing Date shall be Four Million Two Hundred Seven Thousand Seven Hundred and Sixty Five Dollars ($4,207,765) or $.40 per Share (the "Purchase Price").

     2.3 CLOSING The closing of the sale of the Shares to the Buyer (the "Closing") shall take place contemporaneously with the execution and delivery of this Agreement at such location as mutually acceptable to the Buyer and the Seller.

     2.4 CLOSING OBLIGATIONS

     At the Closing:

          (a) Sellers will deliver (or cause to be delivered):

               (i) certificates representing the Shares, duly endorsed by Seller (or accompanied by duly executed stock powers), with signatures guaranteed by a commercial bank or by a member firm of the New York Stock Exchange (only if so required by the Company's transfer agent), for transfer to the Buyer; provided that if the certificates are in the name of any other Person, there shall be included duly executed stock powers with respect to such Person's stock certificates which shall effect a transfer of such certificates to the Buyer;

               (ii) a release, waiver and indemnity agreement executed by the Seller in favor of the Buyer and the Company relating to any amounts owed to the Seller by the Company with respect to the Shares and any other claims of the Seller and/or Seller Related Persons (other than Promecap, S.C., Madera, LLC and their respective Affiliates) against the Buyer and the Company and a release, waiver and indemnity agreement executed by Madera, LLC in favor of the Buyer and the Company relating to any claims of Madera, LLC and/or Madera, LLC's subsidiaries, Affiliates (including, without limitation, Promecap, S.C.), shareholders, partners, officers, directors, employees, attorneys and/or agents and their respective predecessors, successors and assigns against the Buyer and the Company each in the forms attached hereto as Exhibit A;

                                                             Page 11 of 19 Pages

               (iii) a copy of a letter executed by Iain Aitken pursuant to which Iain Aitken resigned as a director of the Company;

               (iv) evidence that the Board of Directors of the Company has authorized and approved the acquisition of the Shares by the Buyer from the Seller; and

               (v) a certificate dated as of the date hereof executed by the Seller representing and warranting to the Buyer that each of Seller's representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement.

          (b) Buyer will deliver:

               (i) by wire transfer in immediately available funds, the Purchase Price to an account designated by Seller; and

               (ii) a certificate, dated as of the date hereof, executed by the Buyer to the effect that each of the Buyer's representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER

     The Seller represents and warrants to the Buyer as follows:

     3.1 ORGANIZATION AND GOOD STANDING

          (a) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.

     3.2 AUTHORITY; BINDING NATURE OF AGREEMENT

          (a) Seller has the full corporate power and authority to enter into and perform its obligations under this Agreement.

          (b) The execution, delivery and performance of this Agreement by Seller has been duly authorized by all necessary corporate action on the part of Seller.

          (c) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally.

                                                             Page 12 of 19 Pages

          (d) Except for filings required to be made by Seller and its Affiliates under the Securities Exchange Act with respect to the transactions contemplated hereby, the Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order to consummate the transactions contemplated by this Agreement.

     3.3 OWNERSHIP OF SHARES

          (a) Seller has, and will transfer to the Buyer at the Closing, good and valid title to the Shares free of any Encumbrances.

          (b) The Shares are validly issued and outstanding, fully paid and non-assessable.

          (c) The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares (other than pursuant to this Agreement).

          (d) The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Shares.

     3.4 NO CONFLICT

          Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions by Seller will, directly or indirectly (with or without notice or lapse of time) (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Seller, or (B) any resolution adopted by the board of directors or equivalent body or the equity owners of the Seller, (ii) except for filings required to be made by Seller and its Affiliates under the Securities Exchange Act with respect to the transactions contemplated hereby, contravene, conflict with, or result in a violation of any Legal Requirement, Government Authorization or any Order to which the Seller may be subject that would adversely affect the Buyer or (iii) result in the imposition or creation of any Encumbrance upon or with respect to any of the Shares.

     3.5 NO CLAIMS AGAINST THE SELLER AND THE COMPANY

          Neither the Seller nor any Seller Related Persons (other than Promecap, S.C., Madera, LLC and their respective Affiliates) have any pending claims, actions, causes of action, demands, obligations and charges whatsoever, at law or in equity, whether in contract or otherwise, against the Seller and/or the Company with respect to the ownership of the Shares by the Seller prior to the Closing or arising out of, relating to, connected with, or in any way pertaining to the Contemplated Transactions or otherwise arising out of any agreement or other arrangement or relationship with the Seller and/or the Company.

                                                             Page 13 of 19 Pages

     3.6 NO CLAIM REGARDING OWNERSHIP OF SHARES OR SALE PROCEEDS

          There are no pending claims which have been made nor, to Seller's Knowledge, Threatened by any Person asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of the Shares (other than pursuant to this Agreement) or (b) is entitled to all or any portion of the Purchase Price payable for the Shares.

     3.7 LEGAL PROCEEDINGS

          There is no pending Proceeding or applicable Legal Requirement that challenges, or that will have the effect of preventing, making illegal any of the Contemplated Transactions and, to the Knowledge of Seller, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for commencement of any such Proceeding.

     3.8 RELATIONSHIPS BETWEEN SELLER RELATED PERSONS AND THE COMPANY

          Neither the Seller nor any Seller Related Persons (other than Promecap, S.C., Madera, LLC and their respective Affiliates) (ii) have any interest in any property (whether real, personal, or mixed and whether tangible or intangible) used in or pertaining to the Company's businesses and/or the business of its Affiliates, (ii) own an equity interest or any other financial or profit interest in, a Person that has had substantial business dealings or a material financial interest in any transaction with the Company and/or its Affiliates or (iii) are parties to any Contract with the Company and/or its Affiliates; provided, however, Madera, LLC will own approximately 12.5% of the common stock of the Company after the Closing.

     3.9 BROKERS OR FINDERS

          The Seller and its agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

     3.10 FURTHER ASSURANCES

          From and after the Closing, Seller shall at the Buyer's expense, reasonably cooperate with the Buyer and shall execute and deliver such documents and take such other actions as the Buyer may reasonably request, for the purpose of putting the Buyer in possession and control of the Shares.

     3.11 NO FURTHER REPRESENTATIONS

          Except  for the  representations  and  warranties  set  forth  in this
Article 3, the Shares are being sold and transferred "as is, where is," and Seller is not making any other representations or warranties, written or oral, statutory, express or implied, concerning the Shares, the Company, (or its business, operations, financial condition or otherwise), including, in particular, any warranty of merchantability or fitness for a particular purpose, all of which are hereby expressly excluded and disclaimed.

                                                             Page 14 of 19 Pages

4. REPRESENTATIONS AND WARRANTIES OF THE BUYER

     The Buyer represents and warrants to the Seller as follows:

     4.1 ORGANIZATION AND GOOD STANDING

          Buyer is a limited partnership duly formed, validly existing, and in good standing under the laws of the State of Delaware.

     4.2 AUTHORITY; BINDING NATURE OF AGREEMENT

          (a) Buyer has the absolute and unrestricted right, power and authority to enter into and perform its obligations under this Agreement.

          (b) The execution, delivery and performance of this Agreement by Buyer has been duly authorized by all necessary action on the part of Buyer.

          (c) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

          (d) The Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order to consummate the transactions contemplated by this Agreement.

     4.3 NO CONFLICT Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time) (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Buyer, or (B) any resolution adopted by the board of directors or equivalent body or the equity owners of the Buyer, (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Buyer may be subject, or (iii) contravene, conflict with or result in a violation of any of the terms or requirements of any Governmental Authorization.

     4.4 INVESTMENT INTENT

          Buyer is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. Buyer understands that the Shares have not been registered under the Securities Act or under the laws of any state of the U.S., and cannot be sold unless subsequently registered under the Securities Act or pursuant to an exemption therefrom and that the certificates representing the Shares delivered at Closing will contain a legend to such effect.

     4.5 CERTAIN PROCEEDINGS

          There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To Buyer's Knowledge, no such Proceeding has been Threatened.

                                                             Page 15 of 19 Pages

     4.6 BROKERS OR FINDERS

          Except for fees or other sums payable by Buyer to William Blair and Massie Capital Management, Inc. for which Seller shall have no responsibility, Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement and will indemnify and hold Sellers harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its officers or agents.

     4.7 DUE DILIGENCE; ACCESS TO INFORMATION

          (a) Buyer has (i) had the opportunity to meet with the Company's officers and other representatives to discuss the business, assets, liabilities, financial condition and operations of the Company, and (ii) received or had full access to all materials, documents and other information that it deems necessary or advisable to evaluate the Shares, the Company and the Contemplated
Transactions. Buyer hereby acknowledges that Seller is not making and has not made, and Buyer is not relying upon, any representations or warranties of Seller with respect to the Company, its business, assets, liabilities, financial condition and operations.

          (b) Buyer and its officers and agents have undertaken such due diligence, including a review of the assets, properties, liabilities, books, records and Contracts of the Company, as it deems adequate in order to consummate the Contemplated Transactions.

          (c) Buyer has made its own independent examination, investigation, analysis and any other relevant evaluation of the Shares, including its own estimate of the value of the Shares.

5. REMEDIES

          As a result or upon the occurrence of a breach of any representation or warranty made by either of the parties to this Agreement or any other certificate or document delivered by either of the parties pursuant to this Agreement or of any covenant or obligation of either of the parties in this Agreement or any of the other Closing Documents, each of the parties hereto shall have all rights, powers and remedies set forth in this Agreement, in any other written agreement or instrument executed by the other party in connection with the transactions contemplated hereunder, or as otherwise provided at law or in equity.

6. MISCELLANEOUS

     6.1 EXPENSES.

          Except as otherwise provided herein, neither party hereto shall be responsible for paying any expenses incurred by the other party in connection with this Agreement and in the preparation for and consummation of the transactions provided for herein.

                                                             Page 16 of 19 Pages

     6.2 NOTICES.

          All notices under this Agreement shall be in writing and shall be (i) delivered in person, (ii) sent by telecopy, or (iii) mailed, postage prepaid, either by registered or certified mail, return receipt requested, or overnight express carrier, addressed in each case as follows:

         If to Seller:              Mexico Strategic Investment Fund Ltd.
                                    c/o Soros Fund  Management LLC
                                    888 Seventh Avenue
                                    New York NY 10106
                                    Attn: Armando Belly, General Counsel
                                    Facsimile:  (212) 397-5530

         with a copy to:            Akin Gump Strauss Hauer & Feld LLP
                                    Attn:  Patrick J. Dooley
                                    590 Madison Avenue
                                    New York, NY  10022
                                    Facsimile:  (212) 872-1002

         If to Buyer, to:           c/o Cardinal Growth, L.P.
                                    Attn:  Robert J. Bobb
                                    311 South Wacker Drive, Suite 5500
                                    Chicago, Illinois  60606
                                    Facsimile:  (312) 913-1001

         with a copy to:            Pedersen & Houpt
                                    Attn:  Gregory J. Perry
                                    161 North Clark Street, Suite 3100
                                    Chicago, Illinois  60601
                                    Facsimile:  (312) 261-1145

or to any other address or telecopy number as such party shall designate in a written notice to the other. All notices sent pursuant to the terms of this
Section 6.2 shall be deemed received (i) if personally delivered, then on the date of delivery; (ii) if sent by telecopy before 2:00 p.m. local time of the recipient, on the day sent if a business day or if such day is not a business day or if sent after 2:00 p.m. local time of the recipient, then on the next business day; (iii) if sent by overnight, express carrier, on the next business day immediately following the day sent; or (iv) if sent by registered or certified mail, on the earlier of the third (3rd) business day following the day sent or when actually received. Any notice by telecopy shall be followed by delivery of a copy of such notice on the next business day by overnight express carrier or by hand.

                                                             Page 17 of 19 Pages

     6.3 AMENDMENT

          This Agreement may be amended only by an instrument in writing executed by all of the Parties.

     6.4 SUCCESSORS AND ASSIGNS

          This Agreement shall be binding upon and be enforceable against, the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of parties hereto and their respective successors, permitted assigns, heirs and representatives. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, heirs, permitted assigns and representatives, any rights or remedies under or by reason of this Agreement. Except as set forth below, no party hereto may assign its rights or obligations hereunder without the prior written consent of the other parties to this Agreement;

     6.5 GOVERNING LAW

          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles thereof. The parties hereto agree that any dispute over this Agreement shall be litigated in the courts having situs within the State of Delaware and the parties hereto consent to jurisdiction and venue of such court.

     6.6 CONSTRUCTION

          The use of the word "including" means "including without limitation." All references to sections, exhibits, and schedules are to sections, exhibits, and schedules to this Agreement. All word used in this Agreement shall be construed to be of such gender or number as the circumstances require.

     6.7 WAIVERS

          Compliance with the provisions of this Agreement may be waived only by an instrument in writing executed by the party granting the waiver. The failure of any party at any time or times to require performance of any provisions of this Agreement shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or be construed as a further or continuing waiver of such condition or breach or of any other condition or of the breach of any other term of this Agreement.

                                                             Page 18 of 19 Pages

     6.8 SIGNATURE IN COUNTERPARTS

          This Agreement may be executed in separate counterparts, none of which need contain the signatures of all of the Parties, each of which shall be deemed to be an original, and both of which taken together constitute one and the same instrument.

     6.9 COMPLETE AGREEMENT

          This Agreement and the Closing Documents contain the complete and entire understanding and agreement of the Parties. Any and all prior negotiations between the Buyer and the Sellers, whether oral, written, or both, are merged herein.

                            [Signature Page Follows]

                                                             Page 19 of 19 Pages


          IN WITNESS WHEREOF, the Parties hereto have executed this Stock Purchase Agreement as of the date first above written.

                             Seller: MEXICO STRATEGIC INVESTMENT FUND, LTD.


                             By:_______________________________________
                                Name: Richard D. Holahan, Jr.
                                Title: Attorney-in-Fact

                             Buyer: CARDINAL-UNIMARK INVESTORS, L.P.

                                    By:  Cardinal Growth Corp.
                                    Its: General Partner

                                    By:_________________________________
                                    Name:______________________________
                                    Title:_______________________________